

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2007

Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

>   **Re: K12 Inc.**
>   **Form S-1**
>   **Filed July 27, 2007**
>   **File No. 333-144894**

Dear Mr. Packard:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, the size of the offering, and all other required information, such as selling shareholder information, in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough

time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

3.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

4.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

5.   Please update the financial statements pursuant to Rule 3-12 of Regulation S- X.

6.   Provide an updated accountant`s consent with all amendments.

Prospectus Summary, page 1

7.   We note that the text under the headings "Our Company," "Our Market," "Our Competitive Strengths," and "Our Growth Strategy" is repeated verbatim under the same headings in the body of the prospectus. Furthermore, you repeat portions of your disclosure under "Our Company" in later pages of the summary. Please revise to limit this disclosure to a brief summary rather than the detailed disclosure you currently provide.   Refer to Regulation S-K Item 503(a) and the Instruction thereto. We may have further comments once you have revised your summary disclosure.

8.   We note that you cite to third-party research for information and statistics related to your products and services and the markets they serve. Please provide us marked copies of such third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party. Examples needing support include the statements from the National Center for Education Statistics and the Center for Education Reform referenced on pages two and three, the study by the state of Ohio referenced on page three, and the statistics regarding performance of virtual public schools in California (including your out-

performance of other providers) on page three. These are merely examples.

Our Company, page 1

9.   We note that you disclose in the first paragraph your revenues from fiscal years 2004 to 2007. To provide balance, also disclose your net income (loss) for the same periods and your accumulated deficit.

10.   Please ensure that you provide sufficient support for statements in your summary and throughout the prospectus regarding the performance of your products and services.   For example, on page one and elsewhere you disclose that, "approximately 97% of respondents stated that they were either satisfied or very satisfied with our curriculum…" With a view to disclosure, tell us in your response letter the percentage of parents who responded and the percentage of respondents who indicated that were satisfied with your curriculum versus the percentage who were very satisfied with your curriculum. As other examples, on page one and elsewhere you state that "the virtual public schools we serve generally test near or above state averages . . .," on page four and elsewhere you refer to "[y]our market-leading position in the K-8 virtual public schools position," and on page five and elsewhere you state that you "were able to generate meaningful improvements in academic performance." These are merely examples.

11.   You note on pages two and three and elsewhere in the prospectus your disclosure that acceptance of online education is growing and that virtual public schools are gaining acceptance. We note that you provided data as to the numbers of online schools and virtual public schools as of recent dates, but please revise to provide additional support to demonstrate the growth and gain that you identify.

12.   Please disclose the number of virtual public schools that you operate and the number that you serve. Disclose the number of states and school districts in which the virtual public schools operate.

Risk Factors, page 10

Most of our revenues depend on adequate funding of the virtual public schools we serve.
If these schools do not receive adequate funding . . ., page 10

13.   So that investors may assess the likelihood and degree of the risk, please revise to indicate whether or not your revenues have been materially adversely affected by past inadequate funding of the virtual public schools that you serve or previously served. Additionally, please revise to provide additional detail about any material past payment delays and how they have affected your business.

The poor performance or misconduct of other virtual public school operators could tarnish the reputation of all virtual public school operators . . ., page 10

14. You note the media coverage and regulatory response to allegations of misconduct by other virtual school operators. So that investors may assess the likelihood and degree of the risk, please revise to indicate whether or not these instances have, in the opinion of management, negatively affected the company's business and, if so, how.

The operation of virtual public schools depends on the maintenance of the authorizing charter . . ., page 11

15. So that investors may assess the likelihood and degree of the risk, please revise to provide the percentage of your revenues derived from virtual schools operating under a charter and describe any past incidents, if any, where the risks described here have occurred.

Our contracts with the virtual public schools we serve are subject to periodic renewal . . ., page 13

16. So that investors may assess the likelihood and degree of the risk, please revise to provide additional detail about the company's historical ability to renew existing contracts and management's expectations regarding the renewal of material contracts.

We generate significant revenues from four virtual public schools . . ., page 13

17. Please revise to identify the four virtual public schools you reference and the date your contracts expire.

Our intellectual property rights are valuable…, page 15

18. To provide context, briefly discuss what types of products, services, processes, software, etc. are covered by your intellectual property rights.

If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled . . ., page 19

19. You cite an example where increased enrollments caused failures to meet certain standards of the No Child Left Behind Act during the 2005-2006 school year. Please briefly indicate whether you believe this incident negatively impacted enrollment in the affected schools and, if so, how.

Cautionary Notice Regarding Forward-Looking Statements, page 24

20.   Please remove your reference to the Private Securities Litigation Reform Act of 1995, as it does not apply to forward-looking statements that are made in connection with an initial public offering. See Section 27A(b)(2)(D) of the Securities Act of 1933.

Use of Proceeds, page 25

21.   Please revise to more specifically identify and quantify your intended use of the proceeds from this offering that will be used for working capital, capital expenditures and the development of new courses and product offerings.

Dilution, page 27

22.   Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Key Aspects and Trends of Our Operations, page 32

23.   You state here and elsewhere that a significant portion of your revenues come from enrollments in virtual public schools. Please quantify the portion of your revenues that have historically come from virtual public schools as opposed to your other products and services. Discuss and analyze in more detail any known material trends and uncertainties regarding the revenues from your different products and services and management's expectations regarding any such trends and uncertainties.

24.   On page 33, you disclose that state and district per enrollment funding levels generally increase at modest levels from year to year and that you expect that trend to continue. Please revise to discuss in more detail the basis for that expectation.

Results of Operations, page 40

25.   Please quantify to the extent practicable the impact of each factor when multiple factors contribute to material fluctuations in line items. Stating that line items increased or decreased "primarily due to . . ." or that an increase or decrease was "partially offset by . . ." may not provide your investors with sufficient understanding of the factors that caused the change or how much of the change was due to a particular factor.

26. Revise to address the reasons for the increase in deferred revenues. In this regard, indicate how important the deferred revenue has been in providing cash to finance your operations. Could customers elect to pay on a monthly or quarterly basis? If so, discuss how this would impact your liquidity. Also, indicate if you record accounts receivable with an offsetting entry to deferred revenues.

27. We note the substantial reduction of enrollments in virtual public schools to which you provide turnkey management services after 2005. We also note, on page 33, that enrollments in schools to which you provide turnkey management services generate substantially more revenues that enrollments in schools to which you do not provide such services. Please revise to discuss in more detail the reasons for, the effects of, the response to, and management's future expectations regarding this trend.

Liquidity and Capital Resources, page 44

28. We note on page 46 your belief that you have sufficient resources to meet projected operating requirements and planned capital expenditures for at least the next 12 months. Please provide an assessment of the company's ability to meet its long-term liquidity needs and indicate whether you have considered your growth strategy in making this assessment. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Contractual obligations, page 47

29. Disclose if interest payments on debt are included in your contractual obligations table.

Business, page 61

30. You note here and in your risk factor disclosure that a significant portion of your revenues are derived from contracts with a small number of schools. Please identify schools that accounted for 10% or more of your revenues in your last fiscal year or any interim period. Refer to Regulation S-K Item 101(c)(1)(vii). Provide any additional information that would be material to investors, including, but not limited to, whether any such schools are the subject of litigation or audits discussed elsewhere in your disclosure and the material terms of contracts with such schools, including when and how such contracts are subject to renewal. In addition, discuss in more detail the extent to which your business relies on these schools and any related material known trends and uncertainties in your management's discussion and analysis.

Competition, page 62

31.   To the extent known, please revise to include a clear, concrete and quantitative discussion of your relative market share in the material markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

Regulation, page 65

32.   Please identify the states in which you operate and are subject to state regulation. To the extent material, identify the states that have the particular laws and regulations you discuss. Discuss the extent to which the virtual schools you operate and/or serve have not complied with the applicable state and federal regulations and whether the state and federal regulations have had a material impact on your business.

Management, page 69

33.   We note your disclosure on page 90 that your amended and restated certificate of incorporation and bylaws will provide for a classified board of directors. Please disclose this fact here and identify which directors will serve in each class.

Board of Directors and Director Independence, page 72

34.   Please revise to provide the disclosure required by Regulation S-K Item 407(a).

Compensation Discussion and Analysis, page 75

35.   Please advise us why you only include two named executive officers in addition to your CEO and CFO. If you believe you only have two additional executive officers (as you indicate in the table on page 69), please advise us whether you have considered the definition of executive officer in Rule 3b-7 under the Exchange Act. Alternatively, revise to include disclosure regarding one additional named executive officer. Refer to Regulation S-K Item 402(a)(3)(iii) and (iv).

Elements of Compensation, page 76

36.   Please revise to quantify the specific company performance goals and targets used as factors in determining annual performance bonuses, stock option grants, stock option vesting and otherwise. Disclose the objective targets and minimum threshold levels that must be reached for payment to the executives to the extent you have not done so already. See Item 402(b)(2)(v) of Regulation S-K. To the

extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

37.   Please revise to explain in more detail how individual performance of each of the named executive officers is measured in determining salary, annual performance bonuses and stock option grants.

38.   Discuss how each named executive officer's base salary was adjusted in the first quarter of fiscal 2007 and how the compensation committee's consideration of each factor listed resulted in the amount of the adjustment. In addition, quantify how each executive's base salary compared to the median of the peer group.

39.   Please revise to discuss the difference in compensation levels and types among the named executive officers and the reasons for those differences, including how such differences fit into the company's overall compensation objectives and philosophies. For example, you should explain the following:

- the differences in salaries, target bonus percentages, actual bonuses awarded, stock options awarded and exercise prices;

- why Mr. Davis received a guaranteed bonus in 2007 and the other named executive officers did not;

- why you have granted stock options to particular executive officers under stand-alone agreements (such as Messrs. Packard and Davis in 2007) rather than under your stock option plan, and whether you intend to do so in the future; and

- why Mr. Packard's stock options are subject to certain performance vesting standards, but the stock options granted to the other named executive officers are not.

These are merely examples. We refer you to Securities Act Release 8732A,

Section II.B.1.

40.   Please revise to explain in more detail how the actual bonus amounts and stock option grants for the named executive officers for the year ended June 30, 2007 were determined, including, but not limited to, the reasons for differences in treatment of the named executive officers, the achievement and/or lack of achievement of performance goals and targets and the individual performance of the named executive officers. Clarify how each factor resulted in the amounts the committee determined each executive officer earned, not just the factors that were "primarily" or "generally" used.

41.   We note that you will institute a deferred compensation plan for certain of your executives effective January 2008. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives.

Grants of Plan-Based Awards During 2007, page 79

42.   We note the column "Closing Market Price on Date of Grant." Since there has not been a public market for your common stock, please disclose the methodology you used to determine this price.

Outstanding Equity Awards at Fiscal Year End for 2007, page 80

43.   Please include the vesting date or condition for the 1,200,000 options held by Mr. Packard which are not included in the disclosure contained in footnote number 1. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

Options Exercised and Stock Vested, page 81

44.   Please disclose the exercise price of the stock options exercised by Mr. Saxberg. Disclose the fair market value of the company's common stock on the date of exercise and the methodology you used to determine the fair market value.

Potential Value of Termination and Change in Control Benefits, page 83

45.   We note that Mr. Packard entered into an amended employment agreement and Mr. Baule entered into amended option agreement on July 12, 2007. Please revise to clarify, by footnote or otherwise, whether or not the numbers included in the table (which assumes an event on June 30, 2007) were calculated using the terms of those amended agreements. If the numbers were not calculated using the terms of those amended agreements, to the extent material, please revise to quantify how those agreements would affect the numbers included in the table.

46.   Please disclose the methodology you used to value your common stock at $1.82 value of your common stock on June 30, 2007.

47.   We note the various arrangements you have with the named executive officers and various scenarios described in this section discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Director Compensation, page 84

48.   Please provide a description of standard compensation arrangements for your directors, such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance. While you state that you compensated your non-employee directors through the grant of stock options, you do not disclose how the amount of stock options granted to each non-employee director was determined. In this regard, we note that different directors received different amounts of option grants in the current and prior fiscal years. Discuss whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement. See Regulation S-K Item 402(k)(3).

Certain Relationships and Related-Party Transactions, page 85

49.   Please revise to explain whether the policies and procedures for approval of related party transactions are in writing and the standards to be applied pursuant to such polices and procedures. Refer to Regulation S-K Item 404(b)(1).

Principal and Selling Stockholders, page 87

50.   We note that the CV II Entities are affiliates of The Bear Stearns Companies Inc., a registered broker-dealer. If the CV II Entities will be selling stockholders, please disclose whether they purchased the shares being registered on their behalf in the ordinary course of business and whether, at the time of the purchase of those shares, they had any agreement or understanding, directly or indirectly, with any person to distribute those shares. In your response letter, confirm that no other selling shareholders are broker-dealers or affiliates of broker-dealers.

51.   Disclose the natural person(s) who exercise investment and voting control over Learning Group LLC and Mollusk Holdings, LLC.

Underwriting, page 98

52.   On page 98, you state that "certain" of your stockholders have agreed to the lock-up agreements described. On page 20, you state that all of your stockholders have agreed to the lock-up. Please revise to clarify as appropriate. If less than all your existing stockholders have agreed to the lock-up, please disclose the total number of outstanding shares that will be subject to a lock-up agreement as of the consummation of the offering.

53.   Please indicate the portion of the expenses that will be borne by the selling shareholders.

54.   To the extent known by you, describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by you or your directors, executive officers or shareholders before the lock-up period's expiration.

55.   Please disclose whether you have agreed to indemnify the underwriters against any liability arising under the Securities Act.

Statement of Operations, page F-3

56.   Please state separately the revenues from services pursuant to Regulation S-X, Rule 5-03. You should also state the costs and expenses applicable to these revenues separately.

57.   It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, please revise how you determine the amount identified as cost of sales to include these expenses or provide the disclosures called for in SAB 11:B.

Notes to the Financial Statements, Revenue Recognition, page F-7

58.   With respect to your revenue recognition policy as stated in the notes to the financial statements for "student personal computers" tell us, and disclose, whether the basis of accounting for recognizing revenue is upon shipment, specifically indicating when the customer has taken title of the products and assumed the risks and rewards of ownership.

59.   It appears that you enter into arrangements that contain multiple elements, including contracts with services and product components. With a view towards expanded disclosure, please explain to us your full compliance with the guidance in EITF 00-21.

60.   It appears there is considerable uncertainty surrounding the realizability of the

revenue you recognize for your management and technology services. We note on pages 36-37 your fees for management and technology services are based on percentages of the funding to be received by schools, you estimate the amount of funds each school district will receive in a year, and your estimates may vary from actual funding. Furthermore, you apparently take responsibility for any operating deficits as a result of your management and technology services, possibly impairing your ability to collect the full amount invoiced per period. In light of such circumstances, explain to us why you believe you have met the four conditions for revenue recognition at the time revenue is recognized. Refer to SAB Topic 13:A.1. Also, tell us why you believe recognizing the fees ratably over the period is the appropriate method for recognizing revenue, as compared to, for example, either the installment or cost recovery methods.

61.   Regarding your management and technology services fee revenues, tell us in detail and clarify in your disclosures the following:

- how you determine the estimated total funds for each school;

- how you formulate the related fee percentages;

- how accurate your school funding estimates have been in past three years; and

- how material your adjustments and revisions have been to those estimates and formulas in the past three years.

62.   Regarding your taking responsibility of operating deficits under your management and technology contracts, tell us in detail and clarify in your disclosures the following:

- how you determine full year revenues and deficits of schools;

- how accurate your deficit estimates have been in the past three years; and

- how material your estimated reductions have been to revenues in the past three years.

63.   Addressing applicable accounting literature, explain to us the procedures and mechanics of amortizing any adjustments to estimated management and technology service revenues for both fees and operating deficits. If necessary, provide us with journal entries illustrating how estimated revenues are recognized and how subsequent adjustments are amortized.

64. Revise your disclosure to further clarify your policy for recognizing revenue from your internet-based e-learning courses, the hosting services you provide, licensing agreements, etc.

65. Tell us and disclose whether or not your school contracts have provisions for refundable fees for services, price allowances, etc. If they do, tell us about your refund policies and disclose the accounting policy for refundable fees for services, price allowances, etc. Refer to SAB Topic 13A4.

66. Tell us whether you may have instances when the deferred costs of revenues exceed the amount of deferred revenue for a specific contract. Describe your accounting policy for such cases and how you consider the future revenue stream from a contract in this analysis.

Capitalized Curriculum Development Costs, page F-9

67. Please explain to us your basis for relying upon the guidance in SOP 98-1 when accounting for curriculum courseware development costs. Pursuant to paragraph 12 of this guidance, there should be no substantive plan to market the software externally. Based upon your disclosure in footnote 1 and elsewhere, it appears you market your curriculum to school systems and individual customers.

68. With a view towards expanded policy disclosure, explain to us how you account for upgrades and enhancements to previously developed courses and tell us your basis in GAAP for your policy.

69. Please state separately the amounts of the major classes of inventories, such as finished goods, costs related to long-term contracts, work in process, raw materials and supplies. Please refer to Regulation S-X, Rule 5-02-6(a). Revise or advise.

Note 4. Income Taxes, page F-13

70. Tell us how you applied SFAS No. 109 in assessing the need for a valuation allowance against your deferred tax asset. Refer to the guidance provided by the Division of Corporation Finance on financial reporting matters, which is located on our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687. Noting your history of operating losses, tell us and disclose if the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. Discuss the uncertainties surrounding realization of your deferred tax asset and describe these assumed future events, quantified to the extent

practicable, in your management's discussion and analysis and discussion of critical accounting policies.

71.   Disclose a rate reconciliation for each year the statements of operations are presented. Refer to paragraph 47 of SFAS 109.

Note 7. Equity, page F-15

72.   Explain to us in detail your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B and C Redeemable Preferred Stock. See DIG Issue B16, "Embedded Derivatives: Calls and Puts in Debt Instruments."

Note 8. Stock Option Plan, page F-16

73.   In the next amendment, revise to disclose the following information for any equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

- Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

- If the valuation specialist was a related party, a statement indicating that fact.

In addition, please revise management's discussion and analysis to disclose the following:

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

- If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

Note 9. Commitments and Contingencies, page F-16

74.   Clarify in the second paragraph on page F-17 if a loss in either case could have a material adverse impact on your future results of operations, financial position, or cash flows.

75.   We note your statement that it is not possible to predict the final outcome of your legal matters with any degree of certainty. Pursuant to paragraph 10 of SFAS No. 5, disclose the amount of reasonably possible loss or the range of possible loss, or state that such an estimate cannot be made.

76.   Regarding Illinois v. Chicago Virtual Charter School, disclose the terms of your indemnity agreement with CVCS.

Other

77.   Please provide all required segment disclosures and related information in accordance with SFAS 131. If you intend to represent that the Chief Operating Decision Maker reviews only the company's aggregated financial information, please explain to us your full consideration of the guidance in SFAS No. 131 when concluding that you have one reportable segment. Please separately address each of the following issues when responding to this comment.

   - Identify for us your chief operating decision maker.

   - Provide us an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.

   - Describe for us the management reports reviewed by the Chief Operating Decision Maker and explain how he uses them. Specifically discuss the measure of profit and loss reviewed by the CODM.

   - Identify for us your operating segments and explain how they were determined. Refer to paragraph 10 of SFAS No. 131.

   - If you have aggregated several operating segments into one reportable segment, explain to us how you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

78.   Pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, provide audited financial statements for Socratic Network L.P., Socratic Learning, Inc. and Tutors Worldwide (India) Private Ltd., and pro forma information giving effect to the acquisitions, or explain to us why it is not necessary for you to do so.

If you have concluded that the acquisitions are not significant, provide us your detailed tests of significance prepared in accordance with Rule 1-02(w) of Regulation S-X.

PART II

Exhibits, Item 16

79.   Please tell us what consideration you have given to filing as exhibits any of your contracts to provide products and services to virtual public schools, some of which generate a substantial percentage of your revenues. Alternatively, please file the contracts required by Regulation S-K Item 601(b)(10).

80.   Please file as an exhibit the lease for your headquarters or tell us why you believe you do not need to file the agreement under Regulation S-K Item 601(b)(10)(ii)(D).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

cc: William P. O'Neill, Esq.
        Latham & Watkins LLP
        Via facsimile at (202) 637-2201